Exhibit 99.1

iHuman Inc. Announces First Quarter 2022 Unaudited Financial Results

BEIJING, China, June 21, 2022 -- iHuman Inc. (NYSE: IH) (“iHuman” or the “Company”), a leading provider of tech-powered, intellectual development products in China, today announced its unaudited financial results for the first quarter ended March 31, 2022.

First Quarter 2022 Highlights

•	Revenues were RMB242.7 million (US$38.3 million), a year-over-year increase of 7.1%.
•	Gross profit was RMB169.9 million (US$26.8 million), a year-over-year increase of 5.4%.
•	Operating income was RMB11.3 million (US$1.8 million), a year-over-year increase of 209.7%.
•	Adjusted operating income[1] was RMB13.3 million (US$2.1 million), a year-over-year increase of 23.8%.
•	Net income was RMB13.1 million (US$2.1 million), a year-over-year increase of 83.6%.
•	Adjusted net income[1] was RMB15.1 million (US$2.4 million), a year-over-year increase of 6.1%.
•	Average total MAUs[2] reached a record high of 18.39 million, a year-over-year increase of 14.1%.

Dr. Peng Dai, Director and Chief Executive Officer of iHuman, commented, “We kicked off 2022 with another solid quarter as average total MAUs reached a record high of 18.39 million during the period. The robust user growth was driven largely by word-of-mouth referrals which reflects our strong brand recognition and effective user retention strategies. As we continue to progress on achieving our vision of making the child-upbringing experience easier for parents and transforming cognitive development into a fun journey for children, we continued to build upon our market-leading products and technological capabilities and enhanced our portfolio to better assist parents with fun tools to support their kids’ well-rounded development. For example, we expanded the content of iHumanpedia with a new dinosaur module, a highly popular theme amongst children. While solidifying our leading position in the domestic market, we have simultaneously increased our efforts in exploring new growth opportunities in international markets to fulfill the increasing demand for high-quality and easily accessible products like ours. Leveraging our extensive industry know-how, market-proven products, and cross-market synergies, we expect that our international business will further broaden our market reach and become a new growth engine going forward.”

Ms. Vivien Weiwei Wang, Director and Chief Financial Officer of iHuman, added, “We are pleased with our performance in the first quarter and believe we are off to a good start in 2022. During the quarter, we continued to see robust underlying demand among families for our self-directed and interactive products that engage children in ways that stimulate their natural curiosity for the world and promote healthy and all-around development. We maintained a keen focus on cementing our market-leading position by expanding the product lineup and enhancing our technological capabilities. We have also taken initiatives and further broadened our investments in smart devices in order to better support the needs of children and parents. Looking ahead, we will work diligently to develop new products to keep up with the growing market demand and offer our users a more flexible and holistic experience when they use our products, which we believe will ultimately lead to an increase in their lifetime value. We will strive to continue scaling our business and creating more value for our shareholders.”

1 “Adjusted operating income” and “adjusted net income” exclude share-based compensation expenses. Please see “Non-GAAP Financial Measures” and “Unaudited Reconciliation of GAAP and non-GAAP Results” at the end of this press release.

2 “Average total MAUs” refers to the monthly average of the sum of the MAUs of each of the Company’s apps during a specific period, which is counted based on the number of unique mobile devices through which such app is accessed at least once in a given month, and duplicate access to different apps is not eliminated from the total MAUs calculation.

First Quarter 2022 Unaudited Financial Results

Revenues

Revenues were RMB242.7 million (US$38.3 million), an increase of 7.1% from RMB226.7 million in the same period last year, primarily driven by further user growth and enhanced user engagement.

Average total MAUs for the quarter were 18.39 million, an increase of 14.1% year-over-year from 16.12 million in the same period last year. The number of paying users3 for the quarter was 1.61 million.

Cost of Revenues

Cost of revenues was RMB72.8 million (US$11.5 million), an increase of 11.3% from RMB65.4 million in the same period last year, primarily due to an increase in channel costs and payroll-related expenses, which was in line with the Company’s revenue expansion.

Gross Profit and Gross Margin

Gross profit was RMB169.9 million (US$26.8 million), an increase of 5.4% from RMB161.3 million in the same period last year. Gross margin was 70.0%, compared with 71.1% in the same period last year.

Operating Expenses

Total operating expenses were RMB158.6 million (US$25.0 million), an increase of 0.6% from RMB157.6 million in the same period last year. Excluding share-based compensation expenses, total operating expenses were RMB156.7 million, an increase of 3.9% from the same period last year.

Research and development expenses were RMB96.6 million (US$15.2 million), an increase of 17.7% from RMB82.1 million in the same period last year. Excluding share-based compensation expenses, the research and development expenses were RMB95.7 million, an increase of 22.0% from the same period last year, primarily due to a rise in payroll-related expenses and rental expenses as the Company continued to expand its research and development capabilities, and enhance and develop its tech-powered, intellectual development products.

Sales and marketing expenses were RMB35.9 million (US$5.7 million), a decrease of 32.2% from RMB52.9 million in the same period last year. Excluding share-based compensation expenses, the sales and marketing expenses were RMB36.0 million, a decrease of 30.4% from the same period last year, primarily due to an economical and optimized advertising strategy.

General and administrative expenses were RMB26.1 million (US$4.1 million), an increase of 15.5% from RMB22.6 million in the same period last year. Excluding share-based compensation expenses, the general and administrative expenses were RMB25.0 million, an increase of 21.2% from the same period last year, primarily due to an increase in payroll-related expenses.

Operating Income

Operating income was RMB11.3 million (US$1.8 million), an increase of 209.7% from RMB3.6 million in the same period last year.

Excluding share-based compensation expenses, adjusted operating income was RMB13.3 million (US$2.1 million), an increase of 23.8% from RMB10.7 million in the same period last year.

Net Income

Net income was RMB13.1 million (US$2.1 million), an increase of 83.6% from RMB7.1 million in the same period last year.

3 “Paying users” refers to users who paid subscription fees for premium content on any of the Company’s apps during a specific period; a user who makes payments across different apps using the same registered account is counted as one paying user, and a user who makes payments for the same app multiple times in the same period is counted as one paying user.

Adjusted net income was RMB15.1 million (US$2.4 million), an increase of 6.1% from RMB14.2 million in the same period last year.

Basic and diluted net income per ADS were RMB0.25 (US$0.04) and RMB0.24 (US$0.04), respectively, compared with RMB0.13 and RMB0.13 in the same period last year. Each ADS represents five Class A ordinary shares of the Company.

Adjusted diluted net income per ADS was RMB0.28 (US$0.04), compared with RMB0.26 in the same period last year.

Deferred Revenue and Customer Advances

Deferred revenue and customer advances were RMB317.9 million (US$50.1 million) as of March 31, 2022, compared with RMB303.0 million as of December 31, 2021.

Cash, Cash Equivalents and Time Deposits

Cash, cash equivalents and time deposits were RMB794.1 million (US$125.3 million) as of March 31, 2022, compared with RMB855.4 million as of December 31, 2021.

Exchange Rate Information

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of March 31, 2022, which was RMB6.3393 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Non-GAAP Financial Measures

iHuman considers and uses non-GAAP financial measures, such as adjusted operating income, adjusted net income and adjusted diluted net income per ADS, as supplemental metrics in reviewing and assessing its operating performance and formulating its business plan. The presentation of non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). iHuman defines adjusted operating income, adjusted net income and adjusted diluted net income per ADS as operating income, net income and diluted net income per ADS excluding share-based compensation expenses, respectively. Adjusted operating income, adjusted net income and adjusted diluted net income per ADS enable iHuman’s management to assess its operating results without considering the impact of share-based compensation expenses, which are non-cash charges. iHuman believes that these non-GAAP financial measures provide useful information to investors in understanding and evaluating the Company's current operating performance and prospects in the same manner as management does, if they so choose.

Non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. Non-GAAP financial measures have limitations as analytical tools, which possibly do not reflect all items of expense that affect our operations. Share-based compensation expenses have been and may continue to be incurred in our business and are not reflected in the presentation of the non-GAAP financial measures. In addition, the non-GAAP financial measures iHuman uses may differ from the non-GAAP measures used by other companies, including peer companies, and therefore their comparability may be limited. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about iHuman’s beliefs and expectations, are forward-looking statements. Among other things, the description of the management's quotations in this announcement contains forward-looking statements. iHuman may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: iHuman’s growth strategies; its future business development, financial condition and results of operations; its ability to continue to attract and retain users, convert non-paying users into paying users and increase the spending of paying users, the trends in, and size of, the market in which iHuman operates; its expectations regarding demand for, and market acceptance of, its products and services; its expectations regarding its relationships with business partners; general economic and business conditions; regulatory environment; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in iHuman’s filings with the SEC. All information provided in this press release is as of the date of this press release, and iHuman does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About iHuman Inc.

iHuman Inc. is a leading provider of tech-powered, intellectual development products in China that is committed to making the child-rearing experience easier for parents and transforming cognitive development into a fun journey for children. Benefiting from a deep legacy that combines over two decades of experience in the parenthood industry, superior original content, advanced high-tech innovation DNA and research & development capabilities with cutting-edge technologies, iHuman empowers parents with tools to make the child-upbringing experience more efficient. iHuman’s unique, fun and interactive product offerings stimulate children’s natural curiosity and exploration. The Company’s comprehensive suite of innovative and high-quality products include self-directed apps, interactive content and smart devices that cover a broad variety of areas to develop children’s abilities in speaking, critical thinking, independent reading and creativity, and foster their natural interest in traditional Chinese culture. Leveraging advanced technological capabilities, including 3D engines, AI/AR functionality, and big data analysis on children’s behavior & psychology, iHuman believes it will continue to provide superior experience that is efficient and relieving for parents, and effective and fun for children, in China and all over the world, through its integrated suite of tech-powered, intellectual development products.

For more information about iHuman, please visit https://ir.ihuman.com/.

For investor and media enquiries, please contact:

iHuman Inc.

Mr. Justin Zhang

Investor Relations Director

Phone: +86 10 5780-6606

E-mail: ir@ihuman.com

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In the US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	December 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	855,362	717,908	113,247
Time deposits	-	76,178	12,017
Accounts receivable, net	56,132	88,455	13,953
Inventories, net	28,054	24,347	3,841
Amounts due from related parties	2,845	2,969	468
Prepayments and other current assets	72,851	79,628	12,561
Total current assets	1,015,244	989,485	156,087
Non-current assets
Property and equipment, net	12,286	11,662	1,840
Intangible assets, net	27,287	27,673	4,365
Operating lease right-of-use assets	38,237	32,759	5,168
Long-term investment	-	26,333	4,154
Amounts due from related parties	4,223	3,426	540
Other non-current assets	3,604	2,822	446
Total non-current assets	85,637	104,675	16,513
Total assets	1,100,881	1,094,160	172,600

LIABILITIES
Current liabilities
Accounts payable	30,536	24,805	3,913
Deferred revenue and customer advances	302,980	317,853	50,140
Amounts due to related parties	8,853	17,458	2,754
Accrued expenses and other current liabilities	115,895	87,204	13,756
Current operating lease liabilities	24,669	24,636	3,886
Total current liabilities	482,933	471,956	74,449
Non-current liabilities
Non-current operating lease liabilities	9,577	3,788	598
Total non-current liabilities	9,577	3,788	598
Total liabilities	492,510	475,744	75,047

SHAREHOLDERS’ EQUITY
Ordinary shares (par value of US$0.0001 per share, 700,000,000 Class A shares authorized as of December 31, 2021 and March 31, 2022; 125,122,382 Class A shares issued and 123,852,667 outstanding as of December 31, 2021; 125,122,382 Class A shares issued and 122,911,712 outstanding as of March 31, 2022; 200,000,000 Class B shares authorized, 144,000,000 Class B ordinary shares issued and outstanding as of December 31, 2021 and March 31, 2022; 100,000,000 shares (undesignated) authorized, nil shares (undesignated) issued and outstanding as of December 31, 2021 and March 31, 2022)	185	185	29
Additional paid-in capital	1,066,052	1,068,012	168,475
Treasury stock	(164)	(3,104)	(490)
Accumulated other comprehensive loss	(34,677)	(36,770)	(5,800)
Accumulated deficit	(423,025)	(409,907)	(64,661)
Total shareholders’ equity	608,371	618,416	97,553
Total liabilities and shareholders’ equity	1,100,881	1,094,160	172,600

iHuman Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
Revenues	226,658	242,679	38,282
Cost of revenues	(65,404)	(72,797)	(11,484)
Gross profit	161,254	169,882	26,798

Operating expenses
Research and development expenses	(82,112)	(96,625)	(15,242)
Sales and marketing expenses	(52,927)	(35,906)	(5,664)
General and administrative expenses	(22,569)	(26,058)	(4,111)
Total operating expenses	(157,608)	(158,589)	(25,017)
Operating income	3,646	11,293	1,781
Other income, net	3,545	3,347	528
Income before income taxes	7,191	14,640	2,309
Income tax expenses	(45)	(1,522)	(240)
Net income	7,146	13,118	2,069

Net income per ADS:
- Basic	0.13	0.25	0.04
- Diluted	0.13	0.24	0.04

Weighted average number of ADSs:
- Basic	53,324,476	53,476,316	53,476,316
- Diluted	55,132,687	54,060,837	54,060,837

Total share-based compensation expenses included in:
Cost of revenues	267	64	10
Research and development expenses	3,711	967	153
Sales and marketing expenses	1,177	(88)	(14)
General and administrative expenses	1,903	1,014	160

iHuman Inc.

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares, ADSs, per share and per ADS data)

	For the three months ended
	March 31,	March 31,	March 31,
	2021	2022	2022
	RMB	RMB	US$
Operating income	3,646	11,293	1,781
Share-based compensation expenses	7,058	1,957	309
Adjusted operating income	10,704	13,250	2,090

Net income	7,146	13,118	2,069
Share-based compensation expenses	7,058	1,957	309
Adjusted net income	14,204	15,075	2,378

Diluted net income per ADS	0.13	0.24	0.04
Impact of non-GAAP adjustments	0.13	0.04	0.00
Adjusted diluted net income per ADS	0.26	0.28	0.04

Weighted average number of ADSs – diluted	55,132,687	54,060,837	54,060,837
Weighted average number of ADSs – adjusted	55,132,687	54,060,837	54,060,837